UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 6

RETAILMENOT, INC.
(Name of Subject Company)

RETAILMENOT, INC.
(Name of Persons Filing Statement)

Series 1 Common Stock, par value $0.001 per share
(Title of Class of Securities)

76132B106
(CUSIP Number of Class of Securities)

G. Cotter Cunningham
Chief Executive Officer
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, Texas 78701
(512) 777-2970
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:
Samer M. Zabaneh, Esq.
401 Congress Avenue, Suite 2500
Austin, Texas 78701
(512) 457-7000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on April 24, 2017 by RetailMeNot, Inc., a Delaware corporation (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by R Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), and subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), to purchase all of RetailMeNot, Inc.’s outstanding Series 1 common stock, par value of $0.001 per share (the “Shares”) for $11.60 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated April 24, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection after the subsection entitled “Financial Projections”:

“Expiration of the Offer.

The Offer and withdrawal rights expired as scheduled at 11:59 p.m. New York Time on May 22, 2017.  Broadridge Financial Solutions, Inc., in its capacity as depositary for the Offer, has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 43,835,500 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 90.16% of the currently outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares so that the Merger was consummated without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, following the consummation of the Offer and pursuant to the terms of the Merger Agreement, Parent and Purchaser effected the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser or the Company as treasury stock and by a stockholder of the Company who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) has been converted automatically into the right to receive an amount of cash equal to $11.60 per Share, net to the seller in cash, without interest, less any applicable withholding taxes. All Shares converted into the right to receive such payment have been canceled and no longer exist. All Shares will be delisted from the NASDAQ and the Company’s Series 1 common stock will be deregistered under the Exchange Act.

The full text of the press release issued on May 23, 2017, announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(H) and is incorporated herein by reference.”

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits on page 37 immediately following the Exhibit listed as Exhibit (a)(5)(H) the Exhibit as follows:

“(a)(5)(I) Press Release issued by Parent on May 23, 2017 announcing the results of the Offer (incorporated herein by reference to Exhibit (a)(5)(D) to the amended Schedule TO of Parent and Purchaser filed on May 23, 2017).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 23, 2017

RETAILMENOT, INC.

By:	/s/ Jonathan B. Kaplan
Name:	Jonathan B. Kaplan
Title:	Senior Vice President and Assistant Secretary